UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY AND NUM CONTINUE NEGOTAITIONS TO PREVENT PENDING STRIKE

Johannesburg, 16 May 2002 – Harmony Gold Mining Company Limited today announced that negotiations are continuing at its Randfontein operations in an attempt to prevent the pending strike by the National Union of Mineworkers (NUM).

The legacy of single sex hostel accommodation in the mining industry has seen many attempts in finding sustainable solutions, some more successful than others.

Harmony has recently, with the involvement of local government, the Union, housing developers and financial institutions, launched a house-building project at its Free State operations.

A result of the project is that thus far, 27 two-bedroom houses have already been occupied by Harmony employees. These employees, joined by their families, then moved from the hostels into their own homes.

"By increasing the living out allowance paid to less than a quarter of our employees who are neither home owners nor hostel residents, is wasting money. We believe that the type of housing project at our Free State operations is a sustainable solution to the hostel problem in the industry and the housing shortage nationally," said Bernard Swanepoel," chief executive of Harmony.

...2/

For immediate release
Thursday
16 May 2002
For further details contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

"We have previously proposed to the Union that the company will embark on a similar programme at our Randfontein operations. In the interim, Harmony will pay the existing living-out allowance recipients an equal amount to what it costs the company to accommodate an employee living in a hostel, which the Union rejected," he concluded.

If negotiations fail, the strike is due to start tonight with the night shift.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary